BANK

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990, Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

RECEIVED
2007 AUG -9 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25.07.07
1108/8071

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025870

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statements of material fact.

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Jw 8/10

Statement of material fact

Signing the agreement with the stock exchange on including joint-stock company shares into the list of securities accepted for trade at the stock exchange

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Contents of information

About concluding by the joint-stock company the agreement with the stock exchange on which basis its securities are listed.

2.1. Full company name of the stock exchange where the joint-stock company's securities are listed: Public joint-stock company "Russian trade system".

2.2. Type and category of the joint-stock company's securities listed on the stock exchange:

Ordinary non-documentary registered shares.

2.3. Date and number of contract on which basis securities are listed at the stock exchange :

July 19, 2007, Contract № 38/L/AO.

3. Signature

3.1. Deputy Chairman of the Management Board of Bank Vozrozhdenie

D. A. Strashok

(signature)

Stamp

3.2. 19th July, 2007

END